525 E. Big Beaver Road Suite 300 Troy, Ml 48083 tel: 248/619.2800 fax: 248/619.2888 www.syntelinc.com

September 30, 2014

BY EDGAR TRANSMISSION

Ms. Laura Veator

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C 20549

Re:	Syntel, Inc. (CIK 0001040426) (File No. 000-22903)
Annual Report on Form 10-K for FYE December 31, 2013
Quarterly Report on Form 10-Q FQE June 30, 2014;

Dear Ms. Veator:

This letter is in response to your letter dated September 2, 2014, in which you set forth certain comments with respect to the above-referenced filing. For your convenience, those comments are set forth below followed by our responses. In this regard, thank you very much for the additional time that you granted us to respond to the comments. We appreciate your every consideration.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Derivative instruments and hedging activities, page F-10

Question: 1.

We note your response to prior comments 3 and 4. However, it is unclear how your financial statement disclosures comply with the requirements of ASC 815-10-50. Please clarify your disclosures to include the purpose of each type of derivative contract that you enter into, including the specific transactions or balances to which they relate, and the currencies in which they are denominated.

Response

As detailed in the response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014 on Page 8 of Question 3, with regards to the relevant disclosures as per ASC 815-10-50, they are appropriately reported in the 10K under the Note ‘Derivative instruments and hedging activities’ beginning on Page F-10 , in a tabular form ‘Change in Accumulated other comprehensive income (loss) by component (Net of tax expense or benefit)’ on Page F-13 and under ‘Consolidated Statements of Comprehensive Income’ on Page F-5.

In the table that follows, we have identified each applicable disclosure required by ASC 815-10-50. We acknowledge that certain required disclosures were only disclosed outside of the financial statements in Management’s Discussion and Analysis. In all future filings, we will ensure that these required disclosures, as applicable, are added to the notes to the financial statements.

ASC Codification	Disclosure as per 10K 2013
815-10-50-1	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-1A	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’. (However we would expand disclosure as applicable, within the said footnotes in our future fillings to more fully explain the foreign currency exposure similar to that disclosed on Page 62 under ‘Foreign Currency Risk’.)
815-10-50-1B	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-2	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-4	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-4A	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-4B	Nil Since there were no open forward contracts.
815-10-50-4C	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-4D	The Company entered into Foreign Exchange forward contracts and related gains/losses on such forward contracts have been disclosed.
815-10-50-4E	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’.
815-10-50-4F	Not Applicable, Since derivative Instruments that are not designated as hedging instruments are not classified as trading activities.
815-10-50-4G	Not Applicable, since Syntel is not ‘Not- for - Profit’ Entities.
815-10-50-4H	Not Applicable, since there are no credit risk contingent features.
815-10-50-4I	Currently all related disclosures are included on Page F-10 to F-15 under ‘Derivative instruments and hedging activities’ and some related disclosures on foreign currency exposure are included on Page 62 under ‘Foreign currency risk’. However we would expand disclosure as applicable, within footnotes under ‘Derivative instruments and hedging activities’ in our future fillings to more fully explain the foreign currency exposure. In future filling, if disclosures are added in more than one place within the footnotes then appropriate cross-references will be added.
815-10-50-4J	Not Applicable, since codification relates to seller of derivative contract.
815-10-50-4K
815-10-50-4L

815-10-50-5	Page F-10 to F-15 under ‘Derivative instruments and hedging activities’. (However we would expand disclosure as applicable, within the said footnotes in our future fillings to more fully explain the foreign currency exposure similar to that disclosed on Page 62 under ‘Foreign Currency Risk’.)
815-10-50-6	Not Applicable, since it is not Unconditional Purchase obligation.
815-10-50-7	Not Applicable, since Syntel has only one type of derivative contract i.e. Forward Contract.
815-10-50-7A
815-10-50-8
815-10-50-8A	Not Applicable, since Syntel does not issue contingently convertible securities.
815-10-50-9	Not Applicable, since Syntel does not enter into option contracts.

Further, as detailed in the response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014, on Page 2 of Question 3, “The Company’s Indian subsidiary, whose functional currency is the Indian Rupee, enters into foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on dollar denominated assets and liabilities recorded on the books of our Indian subsidiary. The forward contracts are reported at fair value at each balance sheet date”. The purpose of forward contract is also disclosed on page F-10 of the Form 10-K for 2013.

These forward contracts are denominated in US dollars and changes in fair value are reported in the consolidated statements of comprehensive income as ‘other income’ with effect from quarter ended June 30, 2014.

In future, we may engage in forward contracts to address economic hedges on foreign currency risk and our future disclosures will be appropriately modified, as applicable.

Question: 2.

We note in your response to prior comment 3 you indicate that based on detailed analysis, and in accordance with ASC 815-35-35-16, you have concluded that your net investment hedges of intercompany balances between your India subsidiary and the US parent were not effective. Accordingly, the loss of $6.7 million on the forward contracts was recorded in OCI, but should have been recorded in the income statement. Please clarify how you have measured hedge ineffectiveness relating to these contracts and how your methodology complies with the provisions of ASC 815-35-35.

Response:

The Company’s Indian subsidiary enters into foreign exchange contracts to buy INR /sell USD contracts to hedge our Indian subsidiaries US dollar receivable from the parent (Syntel, Inc.)

which is a liability of the parent. Under the investment hedge concept, the parent can hedge its net investment in its subsidiaries and qualify for hedge accounting. In this case, the Company hedged the intercompany receivable on the subsidiary’s books which does not qualify for hedge accounting under ASC 815-35-35-16. The structure of the derivative was exactly inverse of what would be required to qualify for an investment hedge under ASC 815.

Accordingly, as detailed in the response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014 on Page 4 of Question 3, based on the detailed analysis and in accordance with ASC 815-35-35-16, we concluded that these hedges did not qualify for hedge accounting under ASC 815.

Question: 3.

We note your disclosure that in the future, forward contracts related to intercompany transactions will be designated as fair value hedges and the gain/loss on such forward contracts will be included in the income statement. Please clarify to which intercompany transactions you refer, and authoritative literature you are relying on in accounting for these contracts as fair value hedges.

Response:

As detailed in the response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014 on Page 2 of Question 3, the Company’s Indian subsidiary, whose functional currency is the Indian Rupee, enters into foreign exchange forward contracts where the counter party is a bank, to mitigate the risk of changes in foreign exchange rates on dollar denominated assets and liabilities recorded on the books of our Indian subsidiary. These forward contracts are denominated in US dollars. The intercompany transactions being referenced are the foreign exchange contracts entered into by the Company’s Indian subsidiary to buy INR /sell USD contracts to hedge our Indian subsidiaries US dollar receivable from the parent (Syntel, Inc.) which is a liability of the parent.

Although the Company believes that these forward contracts constitute effective hedges from an economic perspective, they do not qualify for hedge accounting under ASC 815, ‘Derivative and Hedging’ since there was no formal designation and documentation at hedge inception as referred in ASC 815-20-25-1. Accordingly, these contracts are carried at a fair value with the resulting gains or losses included in the statement of comprehensive income under other income with effect from quarter ended June 30, 2014.

18. Consolidation of a Variable Interest Entity, page F-45

Question: 4.

We note your response to prior comment 6. Please clarify the authoritative accounting literature upon which you have relied in accounting for the put option, and how you considered the provisions of ASC 480-10-S99. As part of your response, clarify the terms under which State Street or an affiliate of State Street becomes entitled to terminate the MSA.

Response:

ASC 480-10-S99 is primarily applicable for distinguishing liabilities from equity and more specifically to redeemable preferred stock. The rules are intended to highlight the future cash obligations attached to redeemable preferred stock or other securities through appropriate balance sheet presentation and footnote disclosure. They do not attempt to deal with the conceptual question of whether such a security is a liability.

Syntel Delaware is a 100% owned subsidiary of Syntel, Inc. and 49% shareholder of the joint venture (“JV”) entity State Street Syntel Services (Mauritius) Limited (SSSSML), the other shareholder being an affiliate of State Street Bank. Syntel Delaware has a variable interest in SSSSML and is entitled to all the profits and solely responsible for all losses incurred by SSSSML even though it holds only 49% in the JV entity. Accordingly, Syntel Delaware consolidates the JV entity SSSSML.

The summary of components of shareholder’s equity for SSSSML is presented in a table below:

Type of Share	Name of the Shareholder	No of Shares	Value	% of holding
	Common Stock
Class A Common Shares, without par value	State Street International Holdings (a subsidiary of State Street Bank and Trust Company)	51	$10	51%
Class B Common Shares, without par value	Syntel Delaware, LLC. (a subsidiary of Syntel, Inc.)	49	$49	49%
	Total	100	$59	100%
	Preferred Stock
Preferred Shares, without par value	Syntel Delaware, LLC. (a subsidiary of Syntel, Inc.)	100	$100	100%

Class A and Class B common shares carry voting rights equivalent to the number of shares and preferred shares do not carry any voting rights.

Allocation of profits and losses between Class A shareholders and Class B shareholders has been described in the Shareholders Agreement between State Street International Holdings (SSIH), Syntel Delaware LLC (Syntel DE), Syntel, Inc. and State Street Syntel Services Limited (the Company)’, as referred in Exhibit 10.20 of 10K of 2013, under section 7.13 i.e. ‘Allocation of Profits and Losses’.

Syntel DE which is class B shareholder is entitled to all the profits and solely responsible for all the losses of SSSSML. Further, in the event of liquidation of the Company, SSIH which is class A shareholder is entitled to receive only the amount initially subscribed by them which is only $10.

As detailed in the response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014 on Page 10 of Question 6, the put option is exercisable only upon the termination of agreement and Serving of ‘Put Notice’ by SSIH.

SSIH’s right to put has been described in the Shareholders’ Agreement under section 13.1 which states that:

“During the Term SSIH shall have the right to give a notice ( “Put Notice” ) to Syntel DE at any time after the date on which State Street or an Affiliate of State Street becomes entitled to terminate the MSA, requiring Syntel DE to purchase all, but not less than all, of the Shares of the Company owned by SSIH or its Affiliates or their designees or nominees at that time free and clear of all Encumbrances (the “Put Option” ).”

Further, the price payable by Syntel DE for this put option shall be an amount equal to the original issue price paid by SSIH for its Shares which is only $10.

Terms under which State Street or an affiliate of State Street becomes entitled to terminate the MSA has been described in the Shareholders’ Agreement under Section 20 i.e. ‘Duration; Termination’, which provides:

“The agreement shall continue in force and effect from the Effective Date until the earlier of:

a.	The date that all of the Shares of the Company and all of the nominee shares of the Operating Subsidiary beneficially owned by a Shareholder (or its Affiliates or their designees or nominees) are transferred to the other Shareholder (or its Affiliates or their designees or nominees) in accordance with the provisions of this Agreement; or

b.	Dissolution or liquidation of the Company in accordance with Section 15.”

In view of the facts detailed above, the total exposure, if the put option was exercised by SSIH, was limited to the original issue price paid by SSIH for its shares i.e. $10 only. Accordingly, considering the immateriality of this amount this has not been accounted for as at December 31, 2013.

Form 10-Q for the Quarter Ended June 30, 2014

Notes to the Unaudited Condensed Consolidated Financial Statements

7. Changes in Accumulated Other Comprehensive Income (Loss) By Component, page 11

Question: 5.

Tell us what consideration you gave to describing the nature of the out of period adjustment, and where it is reflected in the income statement. In this regard, we note that it has reduced your Selling General and Administrative expenses by 11% and your net income by 5% for the three months ended June 30, 2014.

Response:

The ‘out of period adjustment’ of $3.0 million as detailed in our response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014 on Page 7 of Question 3, has been included in ‘Selling, General and administrative expenses’ (SG&A) during the quarter ended June 30, 2014 which has lowered SG&A by $3.0 million. Since the company reports the foreign currency related transaction gains and losses in SGA, this ‘out of period adjustment’ too has been recorded in SGA.

Further, on account of this ‘out of period adjustment’ SG&A expenses have decreased by 11% whereas net income has increased by 5% during the quarter ended June 30, 2014. In determining the extent to which the nature of the out of period adjustment was described, we took into consideration the qualitative and quantitative factors. We concluded the out of period adjustment was not material to the financial statements. Further, we have evaluated and summarized below the impact of this out of period adjustment on the consolidated interim financials on both a quantitative and qualitative basis consistent with the response letter dated July 8, 2014 to the SEC comment letter dated May 19, 2014 on Page 4 to Page 7 of Question 3. Based on this analysis, we have concluded that the impact of this out of period adjustment is not material to the financial statements as summarized below.

1.	The impact of this ‘out of period adjustment’ of $3.0 million as a percentage of Net Income is only 5% and as a percentage of Shareholder’s Equity is only 0.3% for the quarter ended June 30, 2014 as shown in the below table:

Year	Income (loss) $ in million	Reported Net Income $ in ‘000	% of Net Income	Reported Shareholders Equity $ in ‘000	% of Shareholders Equity
	(a)	(b)	(a/b)	(c)	(a/c)
Q2’14	3.0	59,284	5.04%	864,353	0.3%

2.	These changes do not have any impact on the reported revenue, which is one of the key performance metrics tracked by management and our shareholders.

3.	As of June 30, 2014, the Company was in compliance with all of its debt covenants. Further, even if this ‘out of period adjustment’ is considered during the quarter ended June 30 2014, there is no adverse impact on the Company’s debt covenants.

4.	These ‘out of period adjustment’ do not have effect to change a reported net income into loss for the quarter ended June 30, 2014.

5.	The impact of this ‘out of period adjustment’ as a percentage of revenue for the quarter ended June 30, 2014 is only 1.3%.

6.	This ‘out of period adjustment’ does not affect the reported segment gross margins.

7.	Also the impact of this ‘out of period adjustment’ on full year 2014 estimated financials would be immaterial.

In view of all the above qualitative and quantitative analysis and company specific factors, we determined that this out of period adjustment of $3.0 million is not material.

Further, in the 10Q for the quarter ended June 30, 2014, the nature of this ‘out of period adjustment’ has been summarized in ‘MANAGEMENT’S DISCUSSION AND ANALYSIS’ under the note ‘Selling, General, and Administrative Expenses’ on Page 38.

The corresponding relevant extract is reproduced below for a ready reference:

“…… offset by an out-of-period accounting adjustment during the second quarter that lowered SG&A by $3 million (which related to the prior period cumulative impact, arising out of the modification of the accounting treatment adopted by the Company during the second quarter, around certain foreign currency related balance sheet translations, exchange gains or losses on certain forward contracts and the related tax impacts)……”.

We would be pleased to discuss our responses with you at your earliest convenience if that would be helpful to you. Please feel free to contact me at 248-619-3508 or our counsel, D. Richard McDonald of Dykema Gossett PLLC, at 248-203-0859.

Very truly yours,

/s/ Daniel M. Moore

Daniel M. Moore

Chief Administrative Officer, General Counsel and Secretary

cc: D. Richard McDonald, Esq.

    Dykema Gossett PLLC

John L. Kurkowski

    Crowe Horwath LLP